SPL
Innovate·Adapt·Excel

December 19, 2003

VIA FEDERAL EXPRESS

03 DEC 22 7:21

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

03045544

SUPPL

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Press Release titled: "JEA Moves Forward with Customer Service Improvement....", dated December 16, 2003;
2. Press Release titled: "SPL WorldGroup Announces Asia Pacific Regional Head", dated November 9, 2003; and
3. New information posted on the Company's internet website on December 18, 2003 under the heading "Company: Executive Team", and titled "Brenton McPherson, Senior Vice President, Asia-Pacific".

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(25th subm) 12-19-03fdx.com

FILE NO.
82 - 34708

SPL
Innovate Adapt Excel

the leading provider of billing and customer care solutions

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Contact us at:
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News : Press Releases



JEA Moves Forward with Customer Service Improvement

Following successful new system introduction, JEA signs service agreement with SPL WorldGroup

San Francisco, CA, December 16, 2003 — As part of its commitment to serve customers with outstanding technology products and services, Jacksonville, Florida's electric and water utility, JEA, has implemented a new customer care and billing system developed by SPL WorldGroup and has signed an agreement for ongoing system services and support.

In June, JEA inaugurated the new system, PeopleSoft® CIS[1], for billing 360,000 Jacksonville customers for electricity, water, and sewer services. The system offers JEA customers many benefits, including:

- A consolidated bill for all services, showing the total billed amount on the first page of the bill with sub-totals for each service provided.
- Bill messages triggered by account specifics.
- Clear summaries of monthly account activity.
- A choice of 20 possible monthly billing dates.
- New account numbers that help protect against identity theft.

"Our new computer billing system has made it easier for our customers and reduced the number of bills they receive each month, which has allowed us to make our internal billing process more efficient," said Jim Dickenson, JEA vice president of transformational projects.

The new system provides JEA more methods of identifying potential billing issues quickly, tracking types of customer issues for reconciliation, and identifying incorrect bills before they reach customers, said Dickenson.

In addition to the new system, JEA and SPL have also entered into a service agreement that gives JEA access to SPL's operational support staff for ongoing assistance including code maintenance and upgrade support for both the customer care application and the operating system. JEA also has the option to use SPL support to extend or add new functions to its system. That option will help JEA continue to meet the needs of the changing utility industry.

"We are fully committed to helping JEA continue its outstanding customer service record," said Dave Mulit, general manager of the Americas for SPL. "JEA's forward-looking IT strategy has received national recognition, and we are proud to be a partner in delivering its

FILE NO.
82 - 34708

benefits to all the communities it serves."

1 PeopleSoft CIS designed, developed, implemented, and supported by SPL using PeopleSoft's powerful and versatile PeopleTools® tool set.

###

About SPL WorldGroup
As the world leader in customer care and billing software, SPL WorldGroup helps energy and service companies achieve excellence in billing, customer care, sales and marketing. Using outstanding technology and its unparalleled implementation success record, SPL helps its clients attract, nurture and maximize the value of their customers.

From prospect management, billing and customer care through quoting and credit and collections, SPL provides energy, water and service companies with strategic options for managing residential, commercial and industrial customers in both regulated and competitive markets, across multi-product service lines.

Led by an experienced and visionary management team, and in partnership with the world's leading systems integrators and technology innovators, SPL's 600 professionals in North America, Europe, the Middle East and Asia Pacific dedicate themselves to providing value to clients by implementing solutions that fit the specific needs of energy, water and service related companies and building long-term relationships based on confidence and trust.

Visit SPL WorldGroup at www.splwg.com or call +1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

To learn more about SPL WorldGroup, or to request a full media kit, please contact:

Richard Virgilio
Stephenson Group
(973) 989-1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
(973) 401-7525
tracey_mitchell@splwg.com

©2003 SPL WorldGroup, Inc. All Rights Reserved. SPL WorldGroup, SPL, and CorDaptix are trademarks owned by SPL WorldGroup B.V. or its subsidiaries. SPL WorldGroup, SPL, and CorDaptix and are registered as trademarks in the United States and in certain other jurisdictions. All other brand, product and company names herein are used for identification purposes only and are the property of their respective owners.

Copyright © 2003 SPL WorldGroup. All rights reserved

SPL Innovate·Adapt·Excel

the leading provider of billing and customer care solutions

Contact us at:
1-800-ASK-4-SPL
Or email:
splinfo@splwg.com



News : Press Releases



SPL WorldGroup Announces Asia Pacific Regional Head

Sydney, November 9, 2003 — Leading customer care and billing solution provider, SPL WorldGroup today announced the appointment of Brenton McPherson as Senior Vice President – Asia Pacific.

In this newly created role Mr. McPherson will be responsible for all SPL business activity in the Asia Pacific region including sales, marketing and professional services.

"For the past four years, SPL has been the leading provider of billing solutions to the Australian energy sector with AGL, TXU and OEAM amongst our clients," Mr McPherson said. "The Asian region represents significant growth opportunities for us. We were recently awarded the contract to supply a billing system to Hong Kong Water Supplies Department and we see this as the first of many in this region. I am looking forward to the challenge of leading SPL to even greater success as we increase our presence in the Asian region."

Mr McPherson has a 16 year career at SPL starting in Hong Kong with a focus on the South East Asia Region. He has also held senior management positions in Australia as well as running SPL's international operations from 1999 to 2000. Prior to the new appointment Mr McPherson was Vice President Sales – Asia Pacific with SPL.

He has 20 years' IT industry experience across Australia, Asia, North America and Europe. Before joining SPL he was at IBM Australia.

###

About SPL WorldGroup
As the world leader in customer care and billing software, SPL WorldGroup helps energy and service companies achieve excellence in billing, customer care, sales and marketing. Using outstanding technology and its unparalleled implementation success record, SPL helps its clients attract, nurture and maximize the value of their customers.

From prospect management, billing and customer care through quoting and credit and collections, SPL provides energy, water and service companies with strategic options for managing residential, commercial and industrial customers in both regulated and competitive markets, across multi-product service lines.

Led by an experienced and visionary management team, and in partnership with the world's leading systems integrators and technology

FILE NO.
82 - 34708

innovators, SPL's 600 professionals in North America, Europe, the Middle East and Asia Pacific dedicate themselves to providing value to clients by implementing solutions that fit the specific needs of energy, water and service related companies and building long-term relationships based on confidence and trust.

Visit SPL WorldGroup at www.splwg.com or call +1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

To learn more about SPL WorldGroup, or to request a full media kit, please contact:

Terri Darwent
SPL WorldGroup, Inc.
61 2 8252 8200

Shuna Boyd
BoydPR
61 2 9418 8100

©2003 SPL WorldGroup, Inc. All Rights Reserved. SPL WorldGroup, SPL, and CorDaptix are trademarks owned by SPL WorldGroup B.V. or its subsidiaries. SPL WorldGroup, SPL, and CorDaptix and are registered as trademarks in the United States and in certain other jurisdictions. All other brand, product and company names herein are used for identification purposes only and are the property of their respective owners.

Copyright © 2003 SPL WorldGroup. All rights reserved

FILE NO.
82 - 34708



Company : Executive Team

Brenton McPherson

Senior Vice President, Asia-Pacific,



Brenton McPherson has 20 years IT industry experience across Australia, North America, Europe and Asia. After commencing his IT career at IBM he joined SPL in 1987.

Brenton as held senior roles at SPL including General Manager, Hong Kong where he quadrupled revenues within 3 years due to the strong sales growth achieved. He returned to Australia in 1995 as General Manager, Northern Region and later as Managing Director. He established SPL as the market leader in CRM consulting services to the financial services industry as well as CIS/Billing solutions to the Australian deregulated energy sector. With a strong background in developing business in Asia, he was appointed VP, Asia Pacific Sales from 2001 to 2003 to purse SPL's growth strategy in the Asia Pacific region.

As Senior Vice President, Brenton is responsible for SPL's sales, account management, marketing and professional services in Asia Pacific.

Back to Executive Team



Copyright © 2003 SPL WorldGroup. All rights reserved